Exhibit 99.1

Check-Cap Ltd. Announces Closing of $2.69 Million Financing
ISFIYA, Israel and BOSTON, June 2, 2017 /PRNewswire/ -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK, CHEKW), a clinical stage medical diagnostics company engaged in the development of an ingestible capsule for preparation-free, colorectal cancer screening, today announced the closing of the previously announced definitive agreement with a single health-care focused institutional investor for the purchase of 1,349,500 ordinary shares, at a purchase price of $2.00 per share.
The Company also issued one-year warrants to purchase up to 1,349,500 of its ordinary shares, at an exercise price of $2.125 per share. The warrants are immediately exercisable. The Company received gross proceeds of approximately $2.69 million at the close of the offering and would receive approximately $5.57 million total gross proceeds in the event that the warrants are exercised in full for cash.
Rodman & Renshaw, a unit of H.C. Wainwright & Co., acted as the exclusive placement agent for this offering.
The ordinary shares were offered and sold pursuant to a shelf registration statement (File No. 333-211065), which was declared effective by the United States Securities and Exchange Commission ("SEC") on July 11, 2016.  A prospectus supplement and the accompanying prospectus relating to the offering were filed with the SEC and are available on the SEC's website at http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to this offering can also be obtained from H.C. Wainwright & Co., LLC, by emailing placements@hcwco.com or by calling 646-975-6996.

The warrants and the ordinary shares underlying the warrants were offered and sold in a private placement and have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable state securities laws, and accordingly may not be offered or sold except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Check-Cap
Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, the first capsule-based system for preparation-free colorectal cancer screening.
Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally.  This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan® removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation. The C-Scan® system is currently not cleared for marketing in any jurisdiction.
Legal Notice Regarding Forward-Looking Statements
This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note On Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.
CONTACT:
Investors
David Carey
Lazar Partners Ltd.
+1-212-867-1768
dcarey@lazarpartners.com
Vivian Cervantes
PCG Advisory
+1-212-554-5482
vivian@pcgadvisory.com
Media
Erich Sandoval or Rob Sawyer
Lazar Partners Ltd.
+1-213-908-6226 or +1-212-843-0209
esandoval@lazarpartners.com
rsawyer@lazarpartners.com